Exhibit 4.53
STERLITE 2400 MW COAL BASED POWER PROJECT
SPONSOR SUPPORT AGREEMENT
AMONG
STERLITE INDUSTRIES (INDIA) LIMITED
as the Sponsor
AND
STERLITE ENERGY LIMITED
as the Borrower
AND
STATE BANK OF INDIA
as the Facility Agent
Amarchand & Mangaldas & Suresh A. Shroff & Co.
Solicitors & Advocates

i

SPONSOR SUPPORT AGREEMENT
THIS SPONSOR SUPPORT AGREEMENT (the “Agreement”) is made at Mumbai on this 29th day of June, 2009 among:
1.	STERLITE INDUSTRIES (INDIA) LIMITED, a company incorporated in India under the Companies Act, 1956, having its registered office at SIPCOT Industrial Complex, Madurai Bypass Road, T.V. Puram P.O., Tuticorin — 628 002, Tamil Nadu, India (hereinafter referred to as the “Sponsor”, which expression shall, unless repugnant to the context, be deemed to include its successors and permitted assigns);

2.	STERLITE ENERGY LIMITED, a company incorporated in India under the Companies Act, 1956, having its registered office at SIPCOT Industrial Complex, Madurai Bypass Road, T V Puram P.O., Tuticorin — 628 002, Tamil Nadu, India (hereinafter referred to as the “Borrower”, which expression shall, unless repugnant to the context, be deemed to include its successors and permitted assigns); and

3.	STATE BANK OF INDIA, a body corporate constituted under the State Bank of India Act, 1955 with its Corporate Centre at Project Finance SBU, State Bank Bhavan, Madame Cama Road, Mumbai 400 021, in its capacity as facility agent for and on behalf of the Lenders (as defined below) (hereinafter referred to as the “Facility Agent”, which expression shall, unless repugnant to the context, be deemed to include its successors, transferees and assigns).
(The Sponsor, the Borrower and the Facility Agent collectively known as “Parties” and individually as “Party”).
WHEREAS:
(A)	The Borrower has undertaken the development, design, procurement, ownership, construction, commissioning, operation and maintenance of the Project (as defined hereinafter).

(B)	Upon the request of the Borrower and to enable the Borrower to partly finance implementation of the Project, the Rupee Lenders and the Issuing Bank have agreed to grant to the Borrower the Rupee Facility upon the terms and conditions as more particularly set out in the common rupee loan agreement dated June 29, 2009 entered into between, inter alia, the Borrower, the Rupee Lenders, the Issuing Bank and the Facility Agent (the “Common Rupee Loan Agreement”).

(C)	Upon request of the Borrower and to enable the Borrower to partly finance the cost of import of capital equipment and machinery for the Project, the Foreign Currency Lender has agreed to grant to the Borrower the Foreign Currency Facility upon the terms and conditions as more particularly set out in the foreign currency facility agreement dated June 29, 2009 entered into between the Borrower, the Foreign Currency Lender and the Facility Agent (“Foreign Currency Facility Agreement”).

(D)	It is one of the conditions precedent to disbursement under the Common Rupee Loan Agreement and the Foreign Currency Facility Agreement that the Sponsor undertakes to extend support for the Project for the benefit of the Borrower and the Lenders, and the Sponsor has in consideration of the Lenders providing the Facility to the Borrower agreed to the same, as per the terms and conditions of this Agreement.

(E)	In pursuance of the above obligations of the Sponsor, the Lenders have called upon and requested the Sponsor to execute this Agreement, which the Sponsor hereby irrevocably undertakes and agrees as hereunder.
NOW THEREFORE in consideration of the Lenders having agreed to extend to the Borrower the Facility for the purposes and subject to the terms and conditions set out in the Financing Documents and in consideration of the premises provided therein, it is hereby agreed as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

Unless otherwise defined, capitalized terms in this Agreement shall: (a) in relation to the Rupee Facility, Rupee Lenders and the Issuing Bank have the meanings given to them in the Common Rupee Loan Agreement; and (b) in relation to the Foreign Currency Facility and the Foreign Currency Lender, have the meanings given to them in the Foreign Currency Facility Agreement. In this Agreement, the capitalized terms listed below shall have the following meanings:

Agreement means this Agreement together with any amendments hereto.

Base Equity means an aggregate amount of Rupees Two Thousand and Fifty Crores (Rs. 2050,00,00,000) only.

Cost Overrun(s) means the amount by which the Project Costs exceeds the Estimated Project Cost(s) including without limitation, as a result of any increase in Project Cost due to non-availability of exemption on import duty/deemed export benefits under the EPCG scheme.

Common Rupee Loan Agreement shall have the meaning given to it in Recital (B).

Control as applied to any Party, means the possession, directly or indirectly, of the power to direct or cause the direction of the management of the board of directors of that Party.

EPCG Scheme shall mean the export promotion of capital goods scheme specified in Chapter 5 of the foreign trade policy 2004-2009 notified by the Ministry of Commerce and Industry, GOI on August 31, 2004 as may be amended or replaced from time to time.

Encumber or Encumbrance shall mean any form of transfer or disposal of any asset or any form of Security Interest, voting trust agreement, third party escrow, third party custody, and includes any sale or attempt to sell beneficial interest or execution of non-disposal undertakings.

Facility shall mean the Rupee Facility and the LOC Facility extended by the Rupee Lenders and the Issuing Bank upon the terms and conditions contained in the Common Rupee Loan Agreement and the Foreign Currency Facility extended by the Foreign Currency Lender upon the terms and conditions contained in the Foreign Currency Facility Agreement.

Financing Documents shall, with respect to the Rupee Lenders and the Issuing Bank, have the meaning given to it in the Common Rupee Loan Agreement, and with respect to the Foreign Currency Lender, have the meaning given to the term “Finance Documents” in the Foreign Currency Facility Agreement.

Foreign Currency Facility shall have the meaning given to “Facility” in the Foreign Currency Facility Agreement.

Foreign Currency Facility Agreement shall have the meaning given to it in Recital (C).

Lenders shall mean each of the Rupee Lenders, the Foreign Currency Lender and the Issuing Bank as listed in Schedule I and any other bank or financial institution that may accede to the Common Rupee Loan Agreement or the Foreign Currency Facility Agreement, and the other relevant Financing Documents in relation to any financial assistance provided to the Project.

NDU Assets means the NDU Shares together with the following to the extent applicable to NDU Shares:
(i)	Sponsor’s DP Account;

(ii)	All instruments, records, forms, confirmations, consents, approvals, agreements, writings, powers of attorney, deeds and documents in connection with the Sponsor’s DP Account at any time together with all rights in connection therewith or accruing thereto and the share certificates in the event that any part of the NDU Shares held in electronic form are rematerialised.
NDU Shares shall mean Shares constituting fifty one percent (51%) of the issued and paid up capital of the Borrower from time to time.

Overrun Notice shall have the meaning given to it in Section 2.2.2 herein.

Project shall mean the development, design, procurement, ownership, construction, commissioning, operation and maintenance of the 2400 MW coal based power project using sub-critical technology, comprised of four (4) Units at the Project Site formulated by the Borrower at Jharsuguda, Orissa, including development of the Coal Blocks.

Rupee Facility shall have the meaning given to “Facility” in the Common Rupee Loan Agreement.

Share(s) shall mean issued and fully paid-up shares (equity or preference) in the share capital of the Borrower.

Sponsor’s DP Account shall mean the account established and maintained by the Sponsor with its depository participant through which the NDU Shares are held by the Sponsor.

Sponsor Support shall have the meaning ascribed to it in Section 2.8.

1.2	Construction

1.2.1	In this Agreement:
(A)	reference to an Account includes a reference to any sub-account of that Account;

(B)	reference to an “amendment” includes a supplement, modification, novation, replacement or re-enactment and “amended” is to be construed accordingly;

(C)	a reference to “assets” include all properties whatsoever both present and future, (whether tangible, intangible or otherwise) (including Intellectual Property and Intellectual Property Rights), investments, cash-flows, revenues, rights, benefits, interests and title of every description;

(D)	a reference to “authorisation” includes an authorisation, consent, clearance, approval, permission, resolution, licence, exemption, filing and registration;

(E)	a reference to “control” includes the power to direct the management and policies of an entity, whether through the ownership of voting capital, by contract or otherwise;

(F)	a reference to “encumbrance” includes a mortgage, charge, lien, pledge, hypothecation, Security Interest or any lien of any description whatsoever;

(G)	unless the context otherwise requires, the singular includes the plural and vice versa;

(H)	headings and the use of bold typeface shall be ignored in its construction;

(I)	a reference to a Section or Schedule is, unless indicated to the contrary, a reference to a section or schedule to this Agreement;

(J)	references to this Agreement shall be construed as references also to any separate or independent stipulation or agreement contained in it;

(K)	the words “other”, “or otherwise” and “whatsoever” shall not be construed ejusdem generis or be construed as any limitation upon the generality of any preceding words or matters specifically referred to;

(L)	references to the word “includes” or “including” are to be construed without limitation;

(M)	references to a person shall include such person’s successors and permitted assignees or transferees;

(N)	all references to agreements, documents or other instruments include

(subject to all relevant approvals) a reference to that agreement, document or instrument as amended, supplemented, substituted, novated or assigned from time to time;

(O)	words importing a particular gender include all genders;

(P)	any reference to a public organisation shall be deemed to include a reference to any successor to such public organisation or any organisation or entity which has taken over the functions or responsibilities of such public organisation;

(Q)	references to “Party” means a party to this Agreement and references to “Parties” shall be construed accordingly;

(R)	references to any law shall include any constitution, statute, law, rule, regulation, ordinance, judgment, order, decree, authorisation, or any published directive, guideline, requirement or governmental restriction having the force of law, or any determination by, or interpretation of any of the foregoing by, any judicial authority, whether in effect as of the date of the Financing Documents or thereafter and each as amended from time to time;

(S)	capitalised terms and expressions not defined herein shall have the meanings specified in the Financing Documents;

(T)	words and abbreviations, which have, well known technical or trade/commercial meanings are used in the Agreement in accordance with such meanings; and

(U)	“repayment” includes “redemption” and vice-versa and repaid, repayable, repay, redeemed, redeemable and redemption shall be construed accordingly.
In the event of any disagreement or dispute between the Lenders and the Borrower regarding the materiality of any matter including any event, occurrence, circumstance, change, fact, information, document, authorisation, proceeding, act, omission, claims, breach, default or otherwise, the opinion of the Lenders as to the materiality of any of the foregoing shall be final and binding on the Borrower.

1.2.2	In case of any inconsistency between the provisions of any of the Financing Documents and those of any other agreement between the Sponsor and the Borrower, it is hereby agreed amongst the Parties for the benefit of the Secured Parties that the provisions in that Financing Document shall prevail.

2.	SPONSOR SUPPORT

2.1	Equity Commitment

2.1.1	Prior to Initial Drawdown Date, the Sponsor shall make a contribution to the

Borrower by way of subscription to Shares of an aggregate amount of at least Rupees Six Hundred and Fifteen crores (Rs. 615,00,00,000) (such contribution referred to as the “Upfront Equity”).

2.1.2	The Sponsor agrees and undertakes that it shall arrange for infusion of the balance Base Equity to the satisfaction of the Facility Agent and in the manner prescribed in Section 2.1.3 below.

2.1.3	Without prejudice to its obligations hereinabove, the Sponsor: (a) shall in any event ensure that prior to and following the making of any Drawdown, the ratio of Debt to Equity does not exceed 75:25; and (b) shall contribute by way of subscription to Shares, from time to time, within seven (7) Business Days from issue of notice of demand from the Borrower or the Facility Agent, all such requirements of Equity to maintain the Debt:Equity ratio mentioned herein. For the purpose of this paragraph, ‘Equity’ shall exclude any amounts advanced towards subscription of shares to the Borrower to: (1) fund the amount of a Cost Overrun pursuant to an Overrun Notice; (2) fund any amount of any Sponsor Support (other than Base Equity); and (3) fund any investment that the Borrower may be permitted to make in any other Person.

2.1.4	If an Event of Default has occurred under the Financing Documents, the Secured Parties will have the right to immediately call on undrawn and unsubscribed portion of the Base Equity in the manner prescribed in the Financing Documents.

2.2	Overrun and Shortfall Undertaking

2.2.1	The Sponsor hereby unconditionally and irrevocably undertakes to and agrees with the Facility Agent acting on behalf of the Lenders that until the occurrence of Final Completion it shall from time to time following the issuance of the Overrun Notice by the Borrower or the Facility Agent, make contributions or ensure contributions to the Borrower (as may be specified in such notice) for meeting any Cost Overrun by way of:
(i)	subscription to Shares of the Borrower;

(ii)	by way of subordinated debt from the Sponsor without creation of any Security Interest over the Project assets; or

(iii)	loans arranged by Sponsor without creation of any Security Interest over the Project assets.
2.2.2	Overrun Notice

If the Facility Agent, at any time, determines that a Cost Overrun event has occurred, the Borrower or the Facility Agent (if the Borrower fails to do so) may, issue a notice to the Sponsor requiring the Sponsor to fund the amount of such Cost Overrun (hereinafter referred to as the “Overrun Notice”). Upon receipt of an Overrun Notice, the Sponsor shall arrange for infusion of funds to the

Borrower in the manner specified in Section 2.2.1 above, to the extent specified in the Overrun Notice within such time period as may be specified by the Facility Agent.

The Facility Agent shall be entitled to make multiple determinations regarding the occurrence of event of Cost Overrun and upon making any such determination from time to time the provisions specified in Sections 2.1 and 2.2 shall be followed.

2.3	Control

Until Final Settlement Date, the Sponsor shall:
(i)	Retain Management and Control of the Borrower and shall not undertake any actions which would lead to loss of such Control without the prior written permission of the Facility Agent, which shall not be unreasonably withheld;

(ii)	hold and retain the NDU Assets; and

(iii)	retain the right to exercise at least 51% (fifty one percent) of the voting rights attached to the Shares of the Borrower in accordance with Applicable Law.
2.4	Infusion of Funds for Debt Servicing by Sponsor

The Sponsor shall, in the event of the Borrower being unable to discharge its Obligations within the time specified under the Financing Documents due to the occurrence of any of the following and upon issuance of a notice by the Borrower or the Facility Agent, make available funds to the Borrower, in a manner satisfactory to the Facility Agent, to enable the Borrower to so discharge its Obligations in accordance with the provisions of the Financing Documents:
(i)	Failure of the Borrower to make arrangements for adequate supply of coal to the Project and enter into the Fuel Supply Agreements for meeting its entire requirement of coal for the Project (at least six (6) months prior to the Date of Commercial Operation of each Unit other than the first Unit, for which Fuel Supply Agreements are required to be executed prior to the Initial Drawdown Date) to the satisfaction of the Facility Agent;

(ii)	Failure by the Borrower to make suitable transportation arrangements for supply of coal to the Project (including obtaining the necessary Clearances required for the same and entering into the requisite Coal Transportation Agreements at least six (6) months prior to the Date of Commercial Operation of each Unit other than the first Unit, for which Coal Transportation Agreements are required to be executed prior to the Initial Drawdown Date) to the satisfaction of the Facility Agent;

(iii)	Failure by the Borrower to enter into adequate PPA for sale of power generated from the Project so as to ensure that a minimum DSCR of 1.1 is achieved to the satisfaction of the Facility Agent on or before a date which is 6 (six) months prior to Project COD;

(iv)	Failure by the Borrower to enter into transmission arrangements satisfactory to the Facility Agent for evacuation of power generated from the Project at least six (6) months prior to the Date of Commercial Operation for that Unit;

(v)	Failure by the Borrower to make necessary arrangements and obtain necessary Clearances for requisite water drawal required for the Project from the Hirakud Dam/any other source from the Government of Orissa, on or before June 30, 2009; and/or

(vi)	Failure by the Borrower to obtain Clearances required in connection with the height of the chimney(s) as may be required for the Project, from the Airports Authority of India, on or before June 30, 2009.
2.5	Export Obligations
Until the Final Settlement Date, the Sponsor shall meet the export obligations (from its operations) as are required under the EPCG Scheme based upon the duty benefit made available to the Borrower by way of concessional duty payable for import of plant and machinery and equipments or any benefit of deemed export on domestic acquisition, if any, under the EPCG scheme for the Project. Further, upon any increase in cost of the Project Cost due to non-availability of such import duty/deemed export benefits under EPCG, the same shall be met by the Sponsors from their own resources to the satisfaction of the Lenders.

2.6	Refinancing of Bullet Repayment

The Sponsor shall, in a manner reasonably satisfactory to the Lenders, promptly provide all assistance to the Borrower to enable it to meet its repayment obligations under the Financing Documents, in respect of the Rupee Bullet Repayment Amount and the Foreign Currency Bullet Repayment Amount, or otherwise including, by providing assistance to the Borrower in raising further loans, if required, and if permitted under the terms of the Financing Documents.

2.7	Coal Blocks

The Sponsor shall make available to the Borrower the necessary funds (including any such funds which do not form a part of the Project Cost) in a manner reasonably satisfactory to and at the times required by, the Facility Agent, for the development of the Coal Blocks which are proposed to be jointly developed through a JV Company formed under a Mining JV Agreement by the Borrower along with five other companies.

2.8	Sponsor Support

This obligation of the Sponsor set out in this Section 2 is referred to as the “Sponsor Support”.

3.	INDEMNITY BY THE SPONSOR

Until the Final Settlement Date, the Sponsor as a separate, independent and additional stipulation shall on demand indemnify all the Secured Parties and the Facility Agent against:
(i)	all losses, expenses, claims and liabilities incurred or suffered by them in relation to breach of any obligations by the Sponsor under this Agreement or as a result of any of its obligations being or becoming void, voidable or unenforceable for any reason, whether or not now existing and whether or not now known or becoming known to any Party to this Agreement; and

(ii)	any funding or other cost, loss, expense or liability (including loss of margin) sustained or incurred by the Secured Parties and the Facility Agent as a result of the Secured Parties or the Facility Agent being required for any reason (including any bankruptcy, insolvency, winding up or similar law of any jurisdiction) to refund any sum payable by the Sponsor under this Agreement.
4.	OBLIGATIONS OF THE SPONSOR

4.1	Facility Agent determination to be binding and conclusive

The Sponsor and the Borrower agree that any determination by the Facility Agent as to the existence of any of the conditions or matters set out in Section 2 shall be conclusive and binding on the Sponsor and the Borrower, and the Sponsor and the Borrower shall not dispute the same, save for manifest error.

4.2	Sponsor to hold amounts in trust

Until the Final Settlement Date, any amount whether in cash or securities, received or recovered by the Sponsor in respect of the Project, in contravention of the terms of this Agreement:
(i)	as a result of exercise of any right against the Borrower; or

(ii)	in the winding-up of the Borrower,
shall be held by the Sponsor in trust for the Lenders and immediately paid to the Facility Agent for discharge of the Borrower’s Obligations.

5.	VOTING RIGHTS

Until the Final Settlement Date, the Sponsor undertakes to the Secured Parties and the Facility Agent that it shall exercise its voting rights to give effect to, and comply with, the terms of the Transaction Documents and shall not vote in a manner, which causes the Borrower or the Sponsor to contravene the terms and provisions of the Transaction Documents or has the effect of adversely affecting any of the rights of the Lenders under the Transaction Documents.

6.	UNDERTAKING BY THE SPONSOR

The Sponsor further undertakes/confirms, for the benefit of the Lenders as follows:

6.1	Abandonment, Merger, etc. of Borrower
(i)	Until the Final Settlement Date, it shall not Abandon the Project or allow the Borrower to Abandon the Project.

(ii)	Until the Final Settlement Date, it shall not exercise any rights in respect of the Shares held by the Sponsor or take or support any actions, which results in the merger of, or, permits the merger of, the Borrower with, any other entity without the prior approval of the Facility Agent, which shall not be unreasonably withheld.
6.2	Obligations under Transaction Documents

Until the Final Settlement Date, it shall duly observe, perform and comply with its duties and obligations under the Transaction Documents to which it is a party, in accordance with the terms thereof.

6.3	Support Resolutions

Until the Final Settlement Date, it shall support all necessary resolutions at the meetings of the shareholders of the Borrower to ensure that the Borrower complies with the terms of the Financing Documents and shall oppose all resolutions at the meetings of the shareholders that may result in the Borrower being in breach of the Financing Documents.

6.4	Equity Obligations

The Sponsor shall have performed and satisfied all its obligations to subscribe to the equity share capital of the Borrower and the Sponsor does not have outstanding obligation in this behalf.

6.5	Non Declaration of Dividend

It shall not without the prior written approval of the Facility Agent, allow declaration of any dividend by the Borrower till the time the Borrower has discharged all its Obligations which have fallen due towards Project Costs including in meeting any Cost Overrun and shall have fulfilled all the conditions specified in the Trust and Retention Account Agreement, unless specifically permitted by the Facility Agent or the Lenders under the other Financing Documents.

6.6	Further Undertaking

Until the Final Settlement Date, the Sponsor further undertakes/ confirms, for the benefit of the Lenders that it shall not undertake or take any steps that could result in or cause the Borrower to commit an Event of Default or have a Material Adverse Effect affecting the Project or the non performance or a breach of the obligations of the Borrower under this Agreement or under the Transaction Documents.

6.7	No Creation of Encumbrance on the NDU Assets

Save and except as created or permitted to be created in accordance with the terms of this Agreement or the other Financing Documents, the Sponsor shall not, without prior written approval of the Facility Agent, create or attempt or agree to create or permit to arise or exist, any Encumbrance on the NDU Assets in favour of any Person; and save as permitted under the other Financing Documents, creation of any Encumbrance or attempt to create any Encumbrance on the NDU Assets, in violation of the provisions of this Agreement and the other Financing Documents shall be null and void.

6.8	Sole Owner of NDU Assets

The Sponsor shall ensure that at all times till the Loan together with all other amounts due and payable by the Borrower to the Lenders under or pursuant to this Agreement, the Common Rupee Loan Agreement, the Foreign Currency Facility Agreement and other Financing Documents are paid in full, the Sponsor shall, subject to the terms of this Agreement and the other Financing Documents, be the sole legal and beneficial owner of the NDU Assets.

7.	WAIVER OF DEFENCES

7.1	The obligations of the Sponsor and the Borrower under this Agreement will not be affected by any act, omission, matter or thing (including whether or not known to the Sponsor and the Borrower) or any act or omission of the Facility Agent or any Secured Party which would reduce, release or diminish those obligations in whole or in part including:
(a)	any variation in the terms, conditions or manner of disbursement of monies under the Common Rupee Loan Agreement or the Foreign Currency Facility Agreement by the Lenders;

(b)	any time or waiver granted to, or composition with, another person;

(c)	the taking, variation, compromise, exchange, renewal, dispensation or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or Security Interests over assets of, another person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any Security Interests;
(d)	any incapacity or lack of powers, authority or legal personality of or dissolution or change in the constitution or status of another person;

(e)	any variation, modification or alteration of the Transaction Documents or any other document including postponement or preponement of the time or revision of terms for repayment of any monies payable by the Borrower to the Lenders including the principal amounts due under the Common Rupee Loan Agreement and the Foreign Currency Facility Agreement, or order of appropriation of the monies paid by the Borrower to the Lenders, except to the extent references to the Transaction Documents or any of them or such other document in this Agreement shall include such variation;

(f)	the winding-up, bankruptcy, change in constitution or official management or re-organisation, nationalisation or acquisition of any other Person or any change in its status, function, control or ownership;

(g)	any unenforceability, illegality or invalidity of any obligation of any Person due to any other document, to the extent that the Sponsor’s and the Borrower’s obligations under this Agreement shall remain in full force and its obligations be construed accordingly, as if there were no unenforceability, illegality or invalidity; or

(h)	any other act or thing whatsoever.
8.	COVENANTS

8.1	Sponsor and Borrower Covenants

Each of the Sponsor and the Borrower covenant with the Facility Agent that:

8.1.1	Corporate Existence
(i)	It shall preserve its corporate existence, power and authority to carry on its operations and to own its assets; and

(ii)	It shall perform all actions required of it, to the extent consistent with Applicable Law, whether corporate or otherwise, to enable it to enter into, comply with its obligations hereunder in all respects and maintain in full force and effect any of the Transaction Documents to which it is party.
8.1.2	Clearances

It shall maintain or cause to be maintained in full force and effect, and act in compliance with, all Clearances that may from time to time become necessary for it to maintain in connection with the execution, delivery, validity, enforceability and performance of its obligations hereunder or any of the Transaction Documents to which it is a party.

8.1.3	Release, Waiver

It hereby irrevocably and unconditionally releases and waives, for the benefit of the Secured Parties, any and all conditions, restrictions, terms and covenants under any agreement between the Borrower and/or the Sponsor, if any, to the extent that the same restrict or prohibit the performance by the Sponsor or the Borrower of any of the terms of this Agreement or any other any Financing Document.

8.1.4	Agreement

The Sponsor is not bound by any agreement with the Borrower or any other Person that is in conflict with this Agreement.

8.1.5	Actions

It shall ensure that its actions do not contravene its obligations and those of the Borrower under the Financing Documents.

8.1.6	Constitutional Documents

The Memorandum and Articles of Association of the Borrower shall not be amended without the prior written approval of the Facility Agent.

8.1.7	Sponsor’s DP Accounts

The Sponsor shall, within seven (7) Business Days of this Agreement, furnish to the Facility Agent, all information relating to the Sponsor’s DP Account, and in the event of any change in the information so provided, the Sponsor shall promptly, and in any event no later than three (3) Business Days of such change, provide details of such change to the Facility Agent.

8.2	Additional Covenants from the Borrower

The Borrower covenants with the Facility Agent that, till Final Settlement Date, it shall not issue further Shares or any instrument convertible into Shares or alter its share capital if such issue of shares or alteration of share capital were to result in a breach of the obligations of the Sponsor set out in Section 2.

9.	REPRESENTATIONS, WARRANTIES AND COVENANTS

9.1	Representation and Warranties of the Sponsor and the Borrower

The Borrower and the Sponsor represent and warrant in respect of itself to the Facility Agent for the benefit of the Secured Parties that:

9.1.1	Formation, Capacity and Authorisation
(a)	It is a company duly organised and existing in accordance with the laws of India and it has the power and authority to own its assets and to enter into and perform its obligations under each of the Transaction Documents to which it is a party, to transact the business in which it is engaged and to consummate the transactions contemplated by this Agreement and the other Transaction Documents to which it is a party.

(b)	It has the corporate power to execute, deliver and perform the terms and provisions of this Agreement and of each of the Transaction Documents to which it is a party and has taken all the necessary corporate action to authorise execution, delivery and performance by it of each of the Transaction Documents as have been executed and delivered.
9.1.2	Transaction Documents

Each of the Transaction Documents to which it is a party has been duly executed and delivered by it and is legal, valid, binding and enforceable against it in accordance with its terms without any further action being required on the part of the Facility Agent or the Secured Parties and each of such Transaction Documents are in full force and effect.

9.1.3	Non-conflict

The execution, delivery and performance by it of each of the Transaction Documents to which it is a party will not violate or conflict with:
(i)	its constitutional documents, any Applicable Law to which it is subject; and/or

(ii)	any existing Clearances granted to it; and/or

(iii)	any order, writ, injunction or decree of any court or Governmental Authority binding on the Borrower and/or the Sponsor; and/or

(iv)	any agreement previously executed by the Sponsor and/or the Borrower.
9.1.4	Clearances

All Clearances, as are required to be obtained or effected by it, by or under Applicable Law, in connection with the execution, delivery, validity, enforceability or performance of each of the Transaction Documents to which it is a party and the transactions contemplated thereby have been or will be obtained or effected and are or will be in full force and effect at the time that they are so required to be obtained, effected and maintained in full force and effect.

9.1.5	Legal Proceedings

No legal proceedings (current or pending) exist against it or the Project, which if adversely determined, could reasonably be expected to have a Material Adverse Effect.

9.1.6	No Default

No default exists under any agreement, which is binding on it and which could reasonably be expected to have a Material Adverse Effect.

9.1.7	Immunity

Neither it nor its assets are entitled to immunity from execution, attachment or other legal process in connection with the Transaction Documents. Its execution of each of the Transaction Documents to which it is a party and the performance of its respective obligations thereunder will constitute private and commercial acts done and performed for private and commercial purposes.

9.1.8	Shareholdings
(a)	The Sponsor is and, shall at all times be, the sole beneficial owners of the NDU Assets, as the case may be, acquired or to be acquired by them.

(b)	No Security Interest, except as permitted under this Agreement or the other Financing Documents, has been created on the NDU Assets or any part thereof.
9.1.9	True and Complete Disclosure

All information provided in writing or documents furnished to the Secured Parties and the Facility Agent or any representatives of the Secured Parties or the Facility Agent by it in connection with the transaction contemplated by this Agreement hereby, by or on behalf of the Borrower, the Sponsor and its respective representatives and Affiliates, is true, correct and complete in all respects as of the date provided (or such other date as is specifically referred). It is not bound by any agreement with the Borrower, which is in conflict with the provisions of this Agreement. Its actions shall not contravene its obligations and those of the Borrower under the Financing Documents.

9.1.10	Validity

Its obligations contained in this Agreement are in full force and effect and constitute valid, binding and enforceable obligations on it and it shall carry out all acts to fulfil the same under this Agreement.

9.1.11	Adverse Impact

No event or circumstance exists which results in a Material Adverse Effect, which can affect its ability to perform its obligations under this Agreement.

9.1.12	Other agreements

It is not a party to any agreement that contains terms or provisions contrary to this Agreement.

10.	PAYMENTS

10.1	Commitment

Unless expressly provided in this Agreement, all amounts payable by the Sponsor in cash pursuant to this Agreement shall be paid within such time from the demand for payment, as may be specified by the Facility Agent after consultation with the Borrower, and deposited in accordance with the Trust and Retention Account Agreement.

10.2	Deductions, Set-off and counterclaim

All payments by the Sponsor and the Borrower under this Agreement will be made in full, without set-off or counterclaim or any deduction, and, free and clear of any and all taxes of whatsoever nature.

11.	MISCELLANEOUS

11.1	Event of Default

The Sponsor and the Borrower acknowledge that any failure of the Sponsor to comply with the covenants set forth herein, or on any of the representations and warranties of the Sponsor and the Borrowers in this Agreement being proven to have been wrong, shall inter alia constitute an Event of Default under the Financing Documents and the Facility Agent shall be entitled to exercise any and all the remedies set forth in the respective Financing Documents.

11.2	Severability of Obligations

The obligations of the Sponsor under this Agreement are joint and several and the failure of the Sponsor to carry out any of its obligations under this Agreement will not relieve the Sponsor of any of its obligations under this Agreement.

11.3	Expenses

The Borrower and the Sponsor agree to pay on demand to the Facility Agent, all reasonable and actual out-of-pocket costs and expenses (including all Taxes, duties, fees or other charges, and legal fees) incurred directly or indirectly in connection with the enforcement of this Agreement against the Sponsor and/or the Borrower subject to submission of evidence as is available at the time supporting the same or a certificate from the Facility Agent certifying such expenditure.

11.4	Certificates and Determinations

Any certification or determination by the Secured Parties and Facility Agent of a rate or amount under this Agreement is conclusive evidence of the matters to which it relates and the same shall be binding upon the Sponsor and the Borrower save for any manifest error.

11.5	Waivers, Remedies Cumulative

A delay in exercising or omission to exercise any right, power or remedy accruing to the Secured Parties or the Facility Agent upon any default or otherwise under this Agreement shall not impair any such right, power or remedy or shall not be construed to be a waiver thereof or any acquiescence in such default, nor shall the action or inaction of any of the Secured Parties or the Facility Agent in respect of any default or any acquiescence by it in any default, affect or impair any right, power or remedy of any of the Secured Parties or the Facility Agent in respect of any other default. The rights of the Secured Parties or the Facility Agent under this Agreement may be exercised as often as necessary, are cumulative and not exclusive of their rights under the general law and may be waived only in writing, specifically and at the Secured Parties or the Facility Agent’s sole discretion.

11.6	Severability of Provisions Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of prohibition or unenforceability but that shall not invalidate the remaining provisions of this Agreement or affect such provision in any other jurisdiction.

11.7	Further Assurances The Sponsor shall, and shall cause the Borrower to, at the request of the Facility Agent, at any time and from time to time, at its own cost and expense, execute such further agreements and do all such assurances, acts and things that may be necessary or desirable, or as the Secured Parties may request or require to comply with its obligations under this Agreement in accordance with Applicable Law.

11.8	Disclosures

The Sponsor hereby agrees, confirms and undertakes that:
(a)	the Lenders shall, as they may deem appropriate and necessary, be entitled to disclose all or any: (i) information and data relating to the Sponsor, (ii) information or data relating to this Agreement or any other securities furnished by the Sponsor in favour of the Lenders; (iii) obligations assumed/to be assumed by the Sponsor in relation to the Facility under this Agreement or any other securities furnished by the Sponsor to the Lenders; (iv) default, if any, committed by the Sponsor in discharge of the aforesaid obligations, to Credit Information Bureau (India) Limited (“CIBIL”) and

any other agency authorised in this behalf by Reserve Bank of India (“RBI”);
(b)	CIBIL and/or any other agency so authorised may use, process the aforesaid information and data disclosed by the Lenders in the manner as deemed fit by them;

(c)	CIBIL and/or any other agency so authorised may furnish for consideration, the processed information and data or products thereof prepared by them, to the Lenders /financial institutions and other credit grantors or registered users, as may be specified by RBI in this behalf; and

(d)	the information and data furnished by the Sponsor to the Lenders from time to time shall be true and correct.
12.	TERMINATION

The obligations of the Sponsor and the Borrower under this Agreement shall continue until the Final Settlement Date save in respect of any obligations which arose prior to, and remain unperformed on such Final Settlement Date.

13.	CHANGES TO THE PARTIES

13.1	Transfers by the Sponsor and the Borrower

Neither the Sponsor nor the Borrower shall assign or transfer any interest in, its rights, benefits and/or obligations under this Agreement without the prior written consent of the Facility Agent.

13.2	Transfers by Facility Agent

The Facility Agent may transfer its rights hereunder to a successor Facility Agent in accordance with the provisions of the Financing Documents and any such transfer of rights by the Facility Agent shall be intimated to the Borrower. Upon any such transfer by the Facility Agent, the successor Facility Agent shall be deemed to be acting as Facility Agent for the purpose of this Agreement in place of the previous Facility Agent. The successor Facility Agent shall inform the Sponsor of the transfer upon the transfer becoming effective.

13.3	Confirmation and acknowledgement of Sponsor and the Borrower

13.3.1	The Sponsor and the Borrower acknowledge that under the Common Rupee Loan Agreement and the Foreign Currency Facility Agreement, any Lender may transfer its rights and/or obligations under the Financing Documents subject to the terms set out therein; and

13.3.2	Each of the Sponsor and the Borrower irrevocably and unconditionally confirms that it shall continue to be bound by the terms of this Agreement, notwithstanding the transfer by any Lender of any of its rights or obligations in accordance with the Common Rupee Loan Agreement or the Foreign Currency Facility Agreement and that the transferee shall (through the Facility Agent) acquire an interest in this Agreement upon the transfer taking effect.

14.	NOTICES

In relation to the Rupee Lenders and the Issuing Bank, the provisions of Section 21.3 (Notices) of the Common Rupee Loan Agreement shall apply, and in relation to the Foreign Currency Lender, the provisions of Clause 26 (Notices) of the Foreign Currency Facility Agreement, shall apply for the giving of all notices or other communications to be given or made under this Agreement as if expressly set out herein. The address for notices and communication in respect of the Borrower shall be as set out in the Common Rupee Loan Agreement. The address for notices and communication in respect of this Agreement shall be as follows:
FACILITY AGENT:

Attention:	Deputy General Manager Project Finance SBU

Address:	Corporate Centre, 3rd Floor, State Bank Bhawan, Madame Cama Road, Mumbai — 400 021.

Fax Number:	022-22883021

Tel Number:	022-22740387
SPONSOR:

Attention	Chief Financial Officer

Address	Sterlite Industries (India) Ltd. SIPCOT Industrial Complex, Madurai Bypass Road, T V Puram P.O., Tuticorin — 628 002, Tamil Nadu, India

Fax No.	022-66461450

Telephone No.	022-66461000
15.	GOVERNING LAW AND JURISDICTION

15.1	This Agreement is governed by and shall be construed in accordance with the laws of India.

15.2	Exclusive Jurisdiction

The Borrower and the Sponsor agree that the courts and tribunals (including the Debt Recovery Tribunal) in Mumbai shall have non-exclusive jurisdiction to settle any disputes which may arise out of or in connection with the Financing Documents and that accordingly any suit, action or proceedings (together referred to as “Proceedings”) arising out of or in connection with the Financing Documents may be brought in such courts or the tribunals and the Borrower and the Sponsor irrevocably submit to and accept for themselves and in respect of their property, generally and unconditionally, the jurisdiction of those courts or tribunals to the extent permissible under Applicable Law.

15.3	Waiver of Objection

Each of the Borrower and the Sponsor irrevocably waive any objection now or in future, to the laying of the venue of any Proceedings in the courts and tribunals at Mumbai, India and any claim that any such Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgement in any Proceedings brought in such courts and tribunals shall be conclusive and binding upon it and may be enforced in the courts of any other jurisdiction, a certified copy of which shall be conclusive evidence of such judgement, or in any other manner provided by law.

15.4	Right to take Proceedings in other Jurisdictions

Nothing contained in Section 15.3 shall, subject to Applicable Law, limit any right of the Secured Parties and the Facility Agent to take Proceedings in any other court or tribunal of competent jurisdiction, nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction whether concurrently or not and the Borrower and the Sponsor irrevocably submits to and accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of such court or tribunal, and the Borrower and the Sponsor irrevocably waive any objection it may have now or in the future to the laying of the venue of any Proceedings and any claim that any such Proceedings have been brought in an inconvenient forum.

15.5	General Consent

The Borrower and the Sponsor hereby consent generally in respect of any Proceedings arising out of or in connection with this Agreement to the issue of any process in connection with such Proceedings including, without limitation, the making, enforcement or execution against any property whatsoever (irrespective of its use or intended use) of any order or judgment which may be made or given in such Proceedings.

15.6	Waiver of Immunity

To the extent that the Borrower and the Sponsor may in any jurisdiction claim for themselves or their assets immunity from suit, execution, attachment (whether in aid of execution, before judgement or otherwise) or other legal process and to the extent that in any such jurisdiction there may be attributed to themselves or their assets such immunity (whether or not claimed), the Borrower and the Sponsor hereby irrevocably agree not to claim and hereby irrevocably waive such immunity.

SCHEDULE I
LENDERS AND COMMITMENTS
Part A — Rupee Lenders

		Rupee Commitment Amount
Sr. No.	Name of Lender	(in Rupees Crores)

1.	State Bank of India,	1540.0

2.	IDBI Bank Limited	569.0

3.	Punjab National Bank	405.0

4.	Andhra Bank	100.0

5.	United Bank of India	200.0

6.	Life Insurance Corporation of India	350.0

7.	Syndicate Bank	200.0

8.	Tamilnad Mercantile Bank Limited	100.0

9.	Bank of India	200.0

10.	Canara Bank	100.0

11.	Union Bank of India	300.0

12.	Corporation Bank	200.0

13.	Allahabad Bank	350.0

14.	Oriental Bank of Commerce	150.0

15.	UCO Bank	405.0

16.	Jammu and Kashmir Bank Limited	200.0

17.	Central Bank of India	100.0

18.	The Bank of Rajasthan Limited	100.0

		Rupee Commitment Amount
Sr. No.	Name of Lender	(in Rupees Crores)

	Total	5569.0
Part B — Issuing Bank

Issuing Bank	Commitment
1.	State Bank of India Address: 23, J.N. Heredia Marg, Ballard Estate, Mumbai — 400 001 Attn: Deputy General Manager Fax: 022-2267 9030 Telephone No.: 022 66356611/ 22671916	To issue Letter(s) of Commitment upto a maximum of Rs. 2600,00,00,000/- (Rupees Twenty Six Hundred Crores Only).

Provided that the Issuing Bank shall not issue any Letter of Commitment if the issue of such Letter of Commitment results in the aggregate of the Participating Interests of all Rupee Lenders (other than State Bank of India) under all Letter(s) of Commitment issued by it under this Agreement to exceed Rs. 1400,00,00,000/- (Rupees Fourteen Hundred Crores Only).
Part C — Foreign Currency Lender

	Foreign Currency Lender	Commitment
1.	India Infrastructure Finance Company (UK) Limited Address: 87, Gresham Street, London FC2V 7NQ United Kingdom Tel No.: +44(0)2077768950, 2076006564 Fax: + 44(0)2077768958 Email: info@iifc.org.uk	Foreign currency facility to the extent of US$140, 000,000. (US Dollars One Hundred and Forty Million)

IN WITNESS WHEREOF, this Agreement has been executed by the Sponsor, the Borrower and the Facility Agent at the place and on the date mentioned above.

THE COMMON SEAL of STERLITE
ENERGY LIMITED has pursuant to the
Resolution of its Board of Directors passed in
that behalf on the 27th day of April, 2009
hereunto been affixed in the presence of
Shri V. Ramanathan, Authorized Signatory, and
Shri Manish Bhatter, Authorized Signatory who have signed these presents in token thereof.
) ) ) ) ) ) /s/ V. Ramanathan ) /s/ Manish Bhatter ) )

STERLITE INDUSTRIES (INDIA) LIMITED
has pursuant to the Resolution of its Board of
Directors passed in that behalf on the 15th
day of June, 2009 executed and delivered this Agreement by Shri Punnet Jagatramka,
Authorized Person and Shri Shedesh Mittal,
Authorized Person who have signed these
presents in token thereof.
) ) ) ) ) /s/ Punnet Jagatramka ) /s/ Shedesh Mittal ) ) )
SIGNED, SEALED AND DELIVERED BY
STATE BANK OF INDIA, the Facility Agent by

/s/ VRK Saxena
Name:	VRK Saxena
Designation:	Assistant General Manager